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                                                                   Exhibit 17.02


                       [RICHARD E. PERAZZO LETTERHEAD]



August 2, 1996


Mr. Kjell Qvale, Chairman
California Jockey Club
c/o British Motors
901 Van Ness Avenue
San Francisco, CA 94109

Dear Mr. Chairman:

Pursuant to my telephone conversation with Jim Harris this morning, this letter will confirm our discussion and serve as formal notification of my decision to not stand for re-election to the C.J.C. board of directors.

During my six year tenure as a director of California Jockey Club I have always acted in good faith and in the honest belief that actions taken by me were in the best interest of the company. I have attempted to act on an informed basis, however I have consistently expressed the feeling that neither I, nor the shareholders were being adequately informed on important issues.

During the initial phases of the agreements with Franklin Fund affiliates concerning the Bay Meadows barn area, I asked that the board of directors be presented with a written financial analysis of the proposed transaction supporting the economic feasibility of the transaction and the proposed sale price. To my knowledge no analysis has ever been prepared. It was my understanding that the transaction was to be structured as a tax deferred exchange. When it appeared that a suitable exchange site could not be located, I proposed that the agreements be terminated under provisions of the contract. A majority of the board felt otherwise. If this transaction results in a sale, rather than an exchange, significant income taxes will either be paid by the company, or if distributed to shareholders, by the shareholders. California Jockey Club will be left with significantly less assets and consequently less market value. Any attempt to then relocate the barns either on or off Bay Meadows property would result in either significant debt or the usage of after-tax dollars. Further, it is my belief that these actions may complicate Bay Meadows Operating Company's attempts at obtaining future racing licenses, and consequently may have a negative effect on C.J.C's principal source of income.

The proposed sale/exchange of the 40-acre training track is also troubling. Again, the board of directors has never been presented with a feasibility study indicating that the transaction is in the best interest of shareholders.

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On numerous occasions during 1995 and early 1996, as a member of the company's audit committee, I requested an audit committee meeting. There were no meetings held during 1995 and none in 1996, until well after the 1996 Form 10-K had been filed. The board was certainly aware that S.E.C filings were not being timely filed and possible accounting problems existed, but chose to ignore the situation.

In addition, I believe that my standing for re-election in light of recent actions by a dissident shareholder group may be construed as my condoning this board's actions.

These issues constitute disagreements with California Jockey Club on matters pertaining to its operations, policies and practices. I respectfully decline to stand for re-election to the board of directors at the upcoming 1996 California Jockey Club annual meeting and request that this letter be disclosed to the public and be filed with the Securities and Exchange Commission in a Current Report on Form 8-K, as provided for in Item 6(a) of the instructions thereto.

Sincerely,


/s/ Richard E. Perazzo
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Richard E. Perazzo